OMB APPROVAL
OMB Number:       3235-0058
Expires:     March 31, 2006
Estimated average burden
hours per form         2.50
SEC FILE NUMBER
0-29182
CUSIP NUMBER
560775108

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):   [ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K     [X]Form 10-Q
               [ ]Form 10-D   [ ]Form N-SAR  [ ]Form N-CSR

                    For Period Ended:       September 30, 2005
                    -----------------------------------------
                        [ ]Transition Report on Form 10-K
                        [ ]Transition Report on Form 20-F
                        [ ]Transition Report on Form 11-K
                        [ ]Transition Report on Form 10-Q
                        [ ]Transition Report on Form N-SAR
    For the Transition Period Ended: ________________________________________

--------------------------------------------------------------------------------
Read instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART 1--REGISTRANT INFORMATION

THE MAJOR AUTOMOTIVE COMPANIES, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

FIDELITY HOLDINGS, INC.
--------------------------------------------------------------------------------
Former Name if Applicable

43-40 NORTHERN BOULEVARD
--------------------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

LONG ISLAND CITY, NEW YORK 11101
--------------------------------------------------------------------------------
City, State and Zip Code

PART II--RULES  12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR, or
                portion thereof, will be filed on or before the fifteenth
                calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the
                prescribed due date; and

[ ]        (c)  The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III --- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

         THE FORM 10-Q COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD DUE
         TO UNFORESEEN DELAYS ARISING IN ITS PREPARATION. THE THIRD QUARTER
         REVIEW WAS DELAYED AND, ALTHOUGH THE REVIEW WILL BE COMPLETED IN THE
         PRESCRIBED TIME PERIOD, INFORMATION COULD NOT BE INTEGRATED FROM THE
         FINANCIAL STATEMENTS INTO THE BODY OF THE FORM 10-Q WITHIN THE
         PRESCRIBED TIME PERIOD.

[GRAPHIC OMITTED]

PART IV--- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

BRUCE BENDELL       (718)            937-3700
------------------  ---------------  -----------------------------
(Name)              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).[X] Yes  [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ]No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IT IS ANTICIPATED THAT FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30,
2005 WILL BE A PRETAX INCOME IN EXCESS OF $4.0 MILLION, AS COMPARED WITH PRETAX
INCOME OF APPROXIMATELY $1.8 MILLION IN THE PRIOR YEAR'S COMPARABLE NINE-MONTH
PERIOD.

--------------------------------------------------------------------------------

                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                      ------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date NOVEMBER  14, 2005                    By:/s/ Bruce Bendell
-----------------------                    -------------------------------------
                                           BRUCE BENDELL,PRESIDENT,
                                           CHIEF EXECUTIVE OFFICER AND ACTING
                                           CHIEF FINANCIAL OFFICER

                              GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
    Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and
    Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
    Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.202 or Section 232.202 of
    this chapter) or apply for an adjustment in filing date pursuant to
    Rule 13(b) of Regulation S-T (Section232.12(c) of this chapter).

--------------------------------------------------------------------------------
                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS. (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------